November 8, 2013

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. O'Brien:
This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated October 10, 2013, and relating to the Company's Form 10-K for the fiscal year ended December 29, 2012 (the "2012 Form 10-K"), which was filed on February 26, 2013. Based on our conversation with Tracey Smith, we are making this response within the additional ten business day deadline agreed to.
We respectfully acknowledge each of the comments provided. For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response. As appropriate within the context of our responses, we have provided revisions made or planned for future filings, as well as revisions of past filings as we would have prepared them in response to comments provided herein.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Total Company results, page 15
1. Please confirm to us that in future filings you will quantify the extent to which increases or decreases in volumes sold and increases or decreases in prices contributed to the increase or decrease in net sales, gross profit margin, and operating income at the consolidated and segment levels. Please refer to Items 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please also confirm to us that you will quantify the impact of other factors you identified as contributing to fluctuations in the line items impacting income from continuing operations. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.
Response:
In the third quarter Form 10-Q filed on November 7, 2013, and in future filings, the Company will quantify the extent to which increases or decreases in pricing and volume impact net sales to supplement management's perspective on the business. To the extent inflation has a material impact on our financial statements, we will address the implications. Additionally, to comply with Item 303 (a)(3)(i) of Regulation S-K, the Company will describe any unusual or infrequent events or transactions or any significant economic changes that materially affected reported income from continuing operations. This discussion will quantify and address other revenues and expenses that are necessary to understand our results of operations.
Consistent with the following guidance from FRR 72:
Companies also should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company's overall financial condition and operating performance.
we will address information from a segment level that is necessary to understand the consolidated information.
2. We note the $76.9 million of impairments recorded for goodwill and intangible assets during the second quarter of 2012 that reduced fiscal year 2012 operating income by 25.1% and total equity by 16.1%. There is a concern that investors may not understand the specific facts and circumstances that led to the impairment charges. In your next Form 10-Q and subsequent Form 10-K, please include additional disclosures that include the following:

•
Disclose if the business has been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

•
Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit’s fair value and an explanation as to why you determined that you would not be able to overcome those adverse factors. For the economic factors (i.e., lower sales force and activity rates), please identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, the extent to which the decline was below your expectations from the fiscal year 2011 estimates, and the specific reasons for the decline in demand and/or pricing pressures. If competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has not grown as expected, market share has declined, et cetera).

•
Disclose the assumptions materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.

•	Link the revisions to the assumptions used to estimate fair value with the reporting unit’s actual operating results subsequent to the fiscal year 2011 impairment test.
Please also address these disclosure points for the $31.1 million goodwill impairment charge and the $5 million tradename impairment charge for the Nutrimetics Asia Pacific reporting unit recognized during 2011. Please refer to Item 303(a)(3) of Regulation S-K, and Sections 216 and 501.12.b.4 of the Financial Reporting Codification for guidance for disclosures of material impairment charges. Please provide us with a draft of the disclosures you intend to include in your next Form 10-Q and subsequent filings.
Response:
Management prepared its disclosure related to the 2012 impairments in light of the facts and circumstances, including the overall significance each of these entities represents to the results of operations for the consolidated entity (notwithstanding the impairments), as well as the fact that the amounts recorded wrote off all goodwill previously recorded on the Company’s balance sheet for Nutrimetics Asia Pacific, Nutrimetics Europe and Beauticontrol United States and Canada. In future filings, we will enhance our disclosures regarding goodwill and intangible asset impairments. We have included the following information in our September 28, 2013 Form 10-Q as it relates to the 2012 impairments (changes are marked versus the verbiage included in the June 29, 2013 Form 10-Q):
During the second quarter of 2012, the Company completed its annual impairment test of the BeautiControl intangibles and as a result recorded an impairment charge of $38.9 million associated with its U.S. and Canadian operation, as the expected growth rates of sales, profit and cash flow at that time were below the Company's previous projections. In 2011, the Company estimated the fair value of this reporting unit at an amount that exceeded its carrying value by almost 45 percent. However, the estimated fair value was dependent, over the next 3 years, upon the reporting unit's ability to overcome a negative sales trend that had lasted several years and to begin increasing its sales force in a profitable manner. 2011 was also the first annual period in which the reporting unit was unable to generate positive profit and cash flow. Also in 2011, significant investments were made in the reporting unit to build the sales force. These investments did not lead to the increase in sales and profit that were anticipated, as the sales force size, activity and productivity continued to decrease through the first half of 2012. This led to a larger than anticipated decrease in sales in the second quarter of 2012. As a result, the growth projections for this business going forward were lowered for the foreseeable future. The performance of the business, as well as other macroeconomic factors, added a risk component to the step 1 valuation performed in 2012 that did not exist in 2011. As a result, the discount rate used was 2.4 percentage points higher than in the 2011 annual valuation. The combination of these factors contributed equally to an estimated fair value that was below the carrying value. The Company then performed the second step in the goodwill impairment test, that resulted in an implied fair value of zero for the goodwill of the reporting unit.
Also during the second quarter of 2012, as part of its on-going assessment of goodwill and intangible assets, the Company noted the financial performance of the Nutrimetics Asia Pacific, Nutrimetics Europe and NaturCare reporting units fell below their previous trend lines, and it became apparent that they would fall significantly short of expectations.

Although an impairment of the goodwill of the Nutrimetics reporting unit in Asia Pacific was recorded in the third quarter of 2011 due to an expectation of even sales and slow growth in profit for several years, the results of operations during the second quarter of 2012 represented a significant decline in sales and profit versus that projected in 2011, which was deemed a triggering event. As the size and activity levels of the sales force were worse than previously expected, management concluded it would take several years in order to reverse the trend of decreasing sales, profit and cash flows. Similarly, the previously estimated 2011 fair value of the Nutrimetics reporting unit in Europe included an assumption of an ability to grow the business. With conditions worsening in Greece, and the determination that there was a lack of necessary infrastructure in the United Kingdom, the decision was made in the second quarter of 2012 to exit these business units. This was deemed a triggering event to evaluate Nutrimetics Europe for impairment. As part of the evaluation of Nutrimetics Europe, it was concluded that the growth prospects for the Nutrimetics business in France were expected to take several years to be realized and results were expected to decline in the near term. As a result of the conditions in Greece, the United Kingdom and France, the projections for the Nutrimetics Europe reporting unit were lowered. Due to insufficient profit in both Nutrimetics Asia Pacific and Nutrimetics Europe, management also determined it was appropriate to lower the royalty rate versus what had previously been used to value the Nutrimetics tradename. In addition, the NaturCare reporting unit had had several years of decreasing sales and profit, though the unit has never had an annual loss or negative cash flow. During a business review conducted during the second quarter of 2012, the reporting unit's management projected that the business would not grow in a significant way for the foreseeable future. This was deemed to be a triggering event and both the tradename and goodwill were tested for impairment.
As a result~~, it performed~~ of these interim impairment tests ~~and~~, the Company recorded tradename impairments of $13.8 million for Nutrimetics and $9.0 million for NaturCare, primarily due to the use of lower estimated royalty rates, 1.5% in 2012 versus 3.0% in 2011 for Nutrimetics and 3.75% in 2012 versus 4.75% in 2011 for NaturCare, in light of lower sales and profit forecasts for these units, as well as macroeconomic factors that resulted in increases in the discount rates, 15.2% in 2012 versus 14.9% in 2011 for Nutrimetics and 13.5% in 2012 versus 12.6% in 2011 for NaturCare, used in the valuations. In addition, the Company wrote off the remaining $7.2 million and $7.7 million carrying value of the goodwill of Nutrimetics Asia Pacific and Nutrimetics Europe reporting units, respectively, in light of current operating trends and expected future results, along with the decision to cease operating the businesses in Greece and the United Kingdom, as well as the macroeconomic factors that resulted in increases in the discount rates used in the valuations. The discount rates used in 2012 for Nutrimetics Asia Pacific and Nutrimetics Europe reporting units were 14% and 13.7%, respectively, versus 13.8% and 13.3% used in 2011, respectively.
The fair value of the NaturCare reporting unit exceeded its carrying value by 29% as of June 29, 2012, using projections that assumed only minimal growth into the foreseeable future. Continued operating performance below expectations, changes in projected future revenue, profitability and cash flow and higher interest rates or cost of capital could have a further negative effect on the fair value of the unit and therefore reduce the estimated fair value below the carrying value.
Although the Company did not discuss the 2011 impairments in the September 28, 2013 Form 10-Q, beyond the revisions noted above, we will enhance the related discussion as part of our December 28, 2013 Form 10-K. A draft of the expected enhancement is below (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
During the third quarter of 2011, the financial results of the Nutrimetics reporting units were below expectations. The Company also made, at that time, the decision to cease operating its Nutrimetics business in Malaysia. As a result, the Company lowered its forecast of future sales and profit, as the strategies previously contemplated to expand the Nutrimetics sales force and leverage the party method of selling did not provide the expected benefits in light of a challenging consumer spending environment in Australia, the primary Nutrimetics market. The result of the impairment tests was to record a $31.1 million impairment to the Nutrimetics goodwill in the Asia Pacific reporting unit and a $5.0 million impairment to its tradename. At that time, the reporting unit remained profitable and was expected to maintain the same profitability for several years as management stabilized the fundamentals of the business model as a basis of subsequent growth.

3. The $38.9 million goodwill charge for BeautiControl United States and Canada business recognized during the second quarter of fiscal year 2012 reduced fiscal year 2012 operating income by 12.7% and total equity by 8.1%. We did not note any forewarning disclosure in the fiscal year 2011 Form 10-K or the first quarter of fiscal year 2012 Form 10-Q regarding a material uncertainty associated with the assets of the BeautiControl reporting units. Please provide us with a detailed explanation as to why you did not provide investors with any forewarning disclosures. Please refer to Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures.
Response:
As of the second quarter of 2011, the BeautiControl United States and Canada step one impairment analysis did not indicate impairment, as the calculated fair value exceed the carrying value by about 45 percent. As of year-end 2011, management further considered the performance of the business as part of its on-going trigger event and sensitivity analysis. Although the business continued to have declining sales and a loss for the year that exceeded the expectations used in the previous annual assessment, the impact was not considered significant enough to eliminate the amount by which the previously calculated fair value exceeded the carrying value, as our forecasted expectations for this business in 2012 remained favorable. This was in light of one of our key performance measures, sales force size advantage/deficit, showing improvement, though the sales force was still shrinking. Further, there was a specific promotional investment made in 2011 that did not operate as expected, generating a significant expense for the Company without the intended related sales benefit. The impact of this discretionary, promotional investment was referred to in our segment discussion regarding Beauty North America, and was not expected to recur in 2012 and going forward. In light of several changes within the business, including new senior management, sales force compensation structure changes and new promotional programs to drive sales force and sales growth, there was an expectation that business results would improve, including the Company's historical experience on the elements that work to improve business unit results. Therefore, given the amount by which the estimated goodwill fair value exceeded the carrying value in the most recent step 1 analysis, and the other available facts and circumstances, management concluded there was not a triggering event for a new valuation as of year-end 2011. Management also did not believe a forewarning disclosure was appropriate at that time, given the gap between the estimated fair value and carrying value noted above. As of the first quarter of 2012, there were indicators of improvement in the business, with the quarterly year-over-year sales and profit comparisons improving sequentially, and in line with what had been assumed in the 2011 impairment analysis. Thus, management concluded there was no triggering event, and no forewarning was considered appropriate.
During the second quarter of 2012, management worked on its 2012 annual assessment for impairment, which required taking an updated look at the business and its recent and projected trends, as well as the competitive environment. In contrast to the first quarter, in the second quarter of 2012, there was a worsening in the trend line in the sales comparison, with sales down 11 percent from the prior year, and a year-to-date loss of $1.2 million that was about the same as 2011, notwithstanding the significant promotional investment made in 2011 that was not repeated in 2012. The decrease in sales reflected lower activity and productivity by the sales force, as well as a lower sales force base. Also, in the second quarter, management decided to launch other new promotional programs in order to motivate the sales force and drive sales, which would cut into the projected contribution margin of near-term sales growth. As BeautiControl’s year-to-date results were below what was assumed in the previous valuation, there was increased uncertainty as to whether the expected benefits would be achieved from the latest change in the business model, and the expectations for future growth were lowered. This change in the projections and macroeconomic factors added a risk factor to the discount rate determined to be appropriate for use in the valuation versus what had been used in 2011 and brought it to 13.6 percent versus 11.2 percent. Based on the combined impact of these inputs, the results of the step one impairment test resulted in the reporting unit's estimated carrying value exceeding its fair value by about $8 million.
Application of Critical Accounting Policies and Estimates, page 31
Income Taxes, page 32
4. We note that you have recognized $270 million of net US foreign tax credits and federal and state net operating losses as of December 29, 2012. In future filings, please expand your disclosures to provide investors with more specific information to allow investors to understand the realizability of these assets as seen through the eyes of management. For example:

•
Please quantify the net deferred tax asset for US foreign tax credits, federal net operating losses, and state net operating losses, as different sources of income are required to be generated to realize each asset.

•
Please address your consideration of future domestic results and the book domestic losses before income taxes recognized as it relates to US foreign tax credits, federal net operating losses, and state net operating losses. In this regard, US foreign tax credits can be applied only to foreign source earnings and only after federal net operating losses have been utilized.

•
Please disclose the amount of US domestic taxable income and US foreign source income you are required to generate to realize the net operating losses and the US foreign tax credits. In addition, please disclose the amount of US domestic taxable income and US foreign source income you recognized for fiscal year 2012 to provide investors with context for the total amounts you are required to generate to realize these assets.

•	Please clarify that the gains you anticipate realizing from the sale of the land is of the same character to realize the federal and state net operating losses.

•
Please clarify if your assessment of the realizability of these net deferred tax assets is based on your ability to implement tax planning strategies. To the extent that it is, please provide investors with a description of the tax planning strategies that you are able to implement to realize these deferred tax assets.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have included in your fiscal year 2012 Form 10-K in response to this comment.
Response:
In future filings, we will expand our disclosures related to net U.S. foreign tax credits and federal and state net operating losses to provide investors with more specific information to understand the realizability of these assets as evaluated by management. In response to this comment, an excerpt of the disclosure we would have provided in the December 29, 2012 Form 10-K is as follows (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 29, 2012 and December 31, 2011, the Company had valuation allowances against certain deferred tax assets totaling $103.1 million and $96.0 million, respectively. These valuation allowances related to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. At the end of 2012, the Company had gross domestic deferred tax assets of approximately $378.0 million against which a valuation allowance of $4.2 million had been provided. Of these total assets, approximately $103.8 million related to recurring type temporary differences, which reverse regularly and are replaced by newly originated items. The balance included assets of $55.5 million related to advanced payment agreements, which are expected to reverse over the next three years, and other deferred tax assets. The balance also ~~is primarily related to~~ included approximately $180 million of net foreign tax credits most of which would expire in the years 2017 through 2023 if not utilized, ~~and~~ $9.7 million of federal net operating losses which would expire in the years 2021 through 2032 if not utilized, and $6.1 million of federal tax credits that have no expiration date. The balance also included ~~and~~ $2.7 million of net state operating losses and other book versus tax asset differences of approximately $16 million. ~~that, other than for the amount for which a valuation allowance has been provided, are expected to be realized prior to expiration~~.

The Company expects to have sufficient capacity to utilize all of the foreign tax credits through the generation of significant foreign source taxable income generated by intercompany royalties, mold rentals and future foreign dividends from then current earnings and cash flows. During 2012, the Company utilized over $100 million of foreign tax credits, and the capacity to utilize existing foreign tax credits is expected to increase in the future. In order to utilize the existing net foreign tax credits, the Company would be required to generate approximately $514 million of U.S. taxable foreign source income over the next seven years.  The Company is projecting to generate US taxable foreign source income in excess of the required amount to utilize existing and newly generated foreign tax credits associated with future foreign dividend repatriations. ~~This assessment is based upon expected future domestic results, future foreign dividends from then current year earnings and cash flows and other foreign source income, including rents and royalties, as well as~~ The Company expects to realize all of these assets in the normal course of business. In addition, certain tax planning transactions are available to the Company in order to facilitate realization of these benefits should they become necessary. The federal net operating losses are related to a subsidiary that is excluded from the federal consolidated tax return and is engaged in land sales and development near the Company's Orlando, Florida headquarters. As such, the federal net operating losses do not impact the utilization of foreign tax credits. The Company believes the anticipated gains related to future sales of land ~~held for development near the Company's Orlando, Florida headquarters,~~ and other income will be sufficient to realize, before they expire, the $9.7 million net operating loss credits of this subsidiary. ~~In addition, certain tax planning transactions may be entered into to facilitate realization of these benefits.~~ These estimates are made based upon the Company's business plans and growth strategies in each market and are made on an ongoing basis; consequently, future material changes in the valuation allowance are possible. Any change in valuation allowance amounts is reflected in the period in which the change occurs.
Goodwill and Intangible Assets, page 33
5. We note that goodwill represents 10.6% of total assets and 40.3% of total shareholders’ equity as of December 29, 2012. While we appreciate that you have provided investors with highlights of the key assumptions used in the discounted cash flow portion of the estimated fair value of your eight reporting units, investors have not been provided with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. In future filings, please clarify whether the estimated fair values of the eight reporting units are considered to be substantially in excess of the carrying values. For the reporting units, if any, that have estimated fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge provide the following:

•	Identification of the reporting unit;

•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.

•
A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•
A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Response:
In future filings, we will enhance our discussion regarding the uncertainty that a material impairment charge could be recognized in the event of reasonably likely changes to the assumptions and estimates used to estimate fair values. Other than with respect to the NaturCare reporting unit, for all other reporting units with material goodwill balances, the Company followed the guidance under ASC 350-20-35-3, which allows an entity to first assess qualitative factors in order to determine whether it is necessary to perform the first step in the impairment test, which was disclosed as part of our annual assessment process within the December 29, 2012 Form 10-K. Per our policy and the guidance under ASC 350, we performed a qualitative analysis that considered all known facts and circumstances regarding each respective reporting unit, including the most recent fair value calculation. These analyses resulted in the conclusion in all cases that it was not more likely than not that the fair value of the reporting units was less than the carrying amount. Our conclusion was that the absence of a specific forewarning about the reporting units that were not specifically mentioned would indicate that the risk of a material impairment was not probable at that time. However, going forward, we will enhance our disclosures in this regard to clarify, as applicable, that there is no significant foreseeable risk that these reporting units will fail future step one impairment tests, or to provide additional forewarning disclosure for any reporting units where there is a reasonably possible risk for a material impairment charge. In response to this comment, an excerpt of the disclosure we would have provided at that time is as follows, in accordance with Financial Reporting Manual 9510.4 (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
With the tradename impairment recorded in the current year for Nutrimetics and NaturCare, these assets are at a higher risk of additional impairments in future periods if changes in certain assumptions occur. There is no longer a goodwill balance recorded related to Nutrimetics or BeautiControl United States and Canada. The estimated fair value of the NaturCare reporting unit exceeded the carrying value by 29 percent as of June 2012. Based on the results of the annual impairment tests detailed above, management has concluded that the fair value of all of the Company's remaining reporting units and tradename intangibles exceeds their respective carrying values based on the current estimates and assumptions regarding sales performance and profitability. In addition, management has concluded that there is no significant foreseeable risk of these reporting units failing a future step one impairment test, nor is there significant foreseeable risk of the fair value of the indefinite lived intangible assets falling below their respective carrying values. Given the sensitivity of ~~the~~ fair value estimates ~~valuations~~ to changes in cash flow or market multiples, the Company may be required to recognize an impairment of goodwill or intangible assets in the future due to changes in market conditions or other factors related to the Company’s performance. Actual results below forecasted results or a decrease in the forecasted future results of the Company’s business units ~~plans~~, royalty rates or changes in discount rates could also result in an impairment charge, as could changes in market characteristics including declines in valuation multiples of comparable publicly-traded companies. Further impairment charges would have an adverse impact on the Company’s net income and shareholders' equity.
Note 1: Summary of Significant Accounting Policies, page 47
Goodwill, page 48
6. Please supplementally provide us with the names of your eight reporting units along with the amount of goodwill for each reporting unit prior to and after the fiscal year 2012 goodwill impairment test.
Response:
Please refer to the schedule below, which details our goodwill balances prior to and after the fiscal year 2012 impairment charges. The Company has more than eight reporting units across its five reportable segments; however, only those below have recorded goodwill. The Company concluded, in 2012, that the goodwill in Tupperware Mexico, which originated as part of the BeautiControl acquisition in 2000, was not material to the discussion on goodwill. The eight reporting units discussed on page 48 of our December 29, 2012 Form 10-K included the goodwill associated with the acquisition of the direct selling units of Sara Lee in 2005 and the goodwill written off in BeautiControl United States and Canada. Excluding Tupperware Mexico and the other immaterial reporting units from the goodwill disclosure does not change any other fact, statement or conclusion reported in previous filings, including the results of our annual impairment assessments.

(in millions)	Goodwill Balance as of	Impact of Changes in	2012 Impairment	Goodwill Balance as of
Entity	12/31/2011	Foreign Exchange Rates	Charges	12/29/2012
Nutrimetics Europe	$8.1	$(0.4)	$(7.7)	—
Avroy Shlain (South Africa)	8.3	(0.3)	—	$7.8
Nutrimetics Asia Pacific	7.5	(0.1)	(7.4)	—
NaturCare	36.6	(2.7)	—	33.9
Tupperware Philippines	9.2	0.6	—	9.8
Tupperware Mexico	13.4	—	—	13.4
BeautiControl	38.9	—	(38.9)	—
Fuller Mexico	108.6	8.6	—	117.3
Fuller Latin America	5.6	—	—	5.6
Other	5.2	(0.1)		5.1
Net Goodwill per 10-K	$241.4	$5.6	$(54.0)	$192.9
Revenue Recognition, page 50
7. In future filings, please expand your disclosure for your accounting policy to clarify when during the revenue recognition earnings process you have met all four criteria to recognize revenue. Please provide us with the expanded disclosure you intend to include in future filings.
Response:
In future filings, we will expand our accounting policy disclosure to clarify when during the revenue recognition earnings process we have met all four criteria to recognize revenue. The expanded disclosure to be included in our next Form 10-K filing is as follows (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
Revenue Recognition. Revenue is recognized when the price is fixed, the title and risks and rewards of ownership have passed to the customer who, in most cases, is one of the Company’s independent distributors or a member of its independent sales force, and when collection is reasonably assured. Depending on the contractual arrangements for each business, revenue is recognized upon either delivery or shipment, which is when title and risk and rewards of ownership have passed to the customer. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Discounts earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue.
Note 2: Re-engineering Costs, page 54
8. In future filings, please provide the disclosure required by ASC 420-10-50-1.d. In this regard, we note that total re-engineering and impairment charges for fiscal year 2012 were 7.3% of operating income and 8.2% of income before income taxes.
Response:
As stated in Note 2 of the 2012 10-K, the Company continually reviews its business models and operating methods for opportunities to increase efficiencies and/or align costs with business performance. As such, the Company does not generally enter into large scale re-organizations that continue for a significant period of time. As a result, the majority of our re-engineering charges represent a number of individually small scale plans impacting several entities for which any material portion of such re-engineering costs, usually related to severance, is booked within the period when the decision is made to re-engineer a particular operation. Thus, it is rare that we have to disclose any material expected on-going re-engineering charges beyond the current period. In our Management's Discussion & Analysis for our quarterly filings, we do report a projection for total re-engineering charges for the remainder of the year, but this is based on assumptions predicated on historical averages and not on specific plans that have been implemented. Also, when it has recorded material amounts related to specific reporting units, the Company considered the requirement of ASC 420-10-50-1.d and disclosed the specific reporting unit (i.e. specific to the related geography/business unit) to which the material portions of such costs were attributed. The Company believes such disclosure should allow the user to understand the impact to the related reportable segment, since we are primarily organized and managed by geography, as discussed in note 15 of the 2012 Form 10-K.

For 2011 and 2010, the re-engineering and impairment charges were less than 3 percent of operating income and less than 3 percent of income before income taxes.  For fiscal year 2012, re-engineering and impairment charges were 7.3 percent of operating income and 8.2 percent of income before income taxes.  The Company disclosed in Note 2 to the 2012 Form 10-K the significant item included among these charges was $16.2 million related to the reclassification of currency translation adjustments from accumulated other comprehensive loss into operating income recognized in connection with the liquidation of the Nutrimetics business in the United Kingdom.  The expected cost associated with this reclassification was disclosed in the June 30, 2012 Form 10-Q, the period in which the decision was made to liquidate the business and the related impact was determined.  There were no other significant charges or expected charges in relation to exit activities, severance, re-engineering or impairment charges by reporting segment.  In future filings, the Company will continue to provide the disclosure required by ASC 420-10-50-1.d for any significant charges.
Note 12: Income Taxes, page 69
9. Please expand your disclosure regarding the expiration of the deferred tax assets to disclose the years in which material portions of the $500.1 million expire, including the amount that expires during the next year.
Response:
In future filings, we will expand our disclosure regarding the expiration of the material portions of our net deferred assets, which is substantially less than the gross value of $500.1 million disclosed. In response to this comment, an excerpt of the disclosure we would have provided in the 2012 Form 10-K is as follows (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
At December 29, 2012, the Company had domestic federal and state net operating loss carry forwards of $64.9 million, separate state net operating loss carry forwards of $108.8 million, and foreign net operating loss carry forwards of $445.4 million, of which the Company had included in recognized net deferred tax assets $12.2 million, $0.2 million and $22.8 million, respectively. Of the total foreign and domestic net operating loss carry forwards, $500.1 million expire at various dates from 2013 to 2032, while the remainder have unlimited lives. This balance included net deferred tax assets of $9.7 million for federal net operating losses, which would expire in the years 2021 through 2032 if not utilized, and $13.2 million of foreign net operating losses which would expire in 2017 if not utilized. During 2012, the Company realized net cash benefits of $10.1 million related to foreign net operating loss carry forwards. At December 29, 2012 and December 31, 2011, the Company had estimated gross foreign tax credit carry forwards of $189.0 million and $123.2 million, respectively, most of which would expire in ~~the years~~ 2017 through 2023 if not utilized. Deferred costs in 2012 include assets of $55.5 million related to advanced payment agreements entered into by the Company with its foreign subsidiaries, which are expected to reverse over the next three years. At December 29, 2012 and December 31, 2011, the Company had valuation allowances against certain deferred tax assets totaling $103.1 million and $96.0 million, respectively. These valuation allowances related to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. This assessment is based upon expected future domestic results, future foreign dividends from then current year earnings and cash flows and other foreign source income, including rents and royalties, as well as anticipated gains related to future sales of land held for development near the Company's Orlando, Florida headquarters. In addition, certain tax planning transactions may be entered into to facilitate realization of these benefits. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. Subject to certain developments, it is possible that the Company may release a material portion of the valuation allowance in 2013. The credit and net operating loss carryforwards increased by $62.3 million in 2012, primarily impacted by an increase to federal foreign tax credit carryforwards, as well as increases in various foreign net operating losses. The 2012 decrease in deferred costs of $19.7 million is due to the timing of payments received under advanced transaction agreements entered into during the current and prior year.
Note 18: Guarantor Information, page 84
10. We note your statement that the payment obligations under the Senior Notes are fully and unconditionally guaranteed by certain ‘Tupperware’ trademarks and service marks owned by the Guarantor. In future filings, please expand your disclosure to clarify, if true, that Dart Industries Inc.’s guarantee of the Senior Notes is full and unconditional. Please refer to Article 3-10(i)(8)(ii) of Regulation S-X for guidance. Further, we note your disclosure on page 60 that the guarantee may be released under certain circumstances specified in the Indenture. In future filings, please provide a description of the release provisions when disclosing that the guarantees are full and unconditional. Please provide us with the disclosures you intend to include in your next periodic report.

Response:
In our September 28, 2013 Form 10-Q and in future filings, we will modify our disclosure to more clearly state that Dart Industries Inc.'s guarantee of the Senior Notes is full and unconditional. We will also clarify our intended meaning regarding the customary conditions in which the guarantee could be released as prescribed by section 2510.5 of the Division of Corporation Finance's Financial Reporting Manual.
We included the following disclosure in Note 18, Guarantor Information in our September 28, 2013 Form 10-Q (changes are marked versus the verbiage included in the June 29, 2013 Form 10-Q):
The Company's payment obligations under the Notes are fully and unconditionally guaranteed, on a senior secured basis, by the Guarantor. The guarantee is secured by certain "Tupperware" trademarks and service marks owned by the Guarantor, as discussed in Note ~~9~~10 to the Consolidated Financial Statements.
We included the following disclosure in Note 10, Financing Obligations in our September 28, 2013 Form 10-Q and will include such disclosure in our 2013 Form 10-K (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
The Senior Notes were issued under an Indenture (the “Indenture”) between the Company, the Guarantor and Wells Fargo Bank, N.A., as trustee. As security for its obligations under the guarantee of the Senior Notes, the Guarantor has granted a security interest in certain "Tupperware" trademarks and service marks. The guarantee and the lien securing the guarantee may be released under certain customary circumstances specified in the Indenture. These customary circumstances include:
•payment in full of principal of and premium, if any, and interest on the Notes;
•satisfaction and discharge of the Indenture;
•upon legal defeasance or covenant defeasance of the Notes as set forth in the Indenture;

•	as to any property or assets constituting Collateral owned by the Guarantor that is released from its Guarantee in accordance with the Indenture;

•	with the consent of the Holders of the requisite percentage of Notes in accordance with the Indenture; and

•	the rating on the Notes is changed to investment grade in accordance with the Indenture.
11. Please provide us with an explanation of the intercompany transactions that result in your Non-Guarantor subsidiaries recognizing substantial intercompany accounts receivable for each period presented. Please also provide us with an explanation of the transactions that resulted in the Parent and Guarantor subsidiary recognizing substantial intercompany accounts payable for both dates presented. Please ensure your explanation includes quantified information to help us better understand the transactions described. In this regard, we note that the Parent and Guarantor subsidiary do not generate net sales.
Response:
The Parent, Guarantor and Non-Guarantor entities routinely enter into intercompany transactions in order to fund corporate requirements and provide liquidity under intercompany treasury arrangements. These transactions accumulate into significant intercompany payables and receivables. In the tables below, we have summarized the items in which the Staff requested explanation. Please see the footnotes to the tables for the quantified explanation regarding the nature of specific balances.

		December 29, 2012
(In millions)		Parent		Guarantor		Non-Guarantors
Intercompany receivables		*		*	(c)	$415.4
Intercompany notes receivable		*		*	(a)	1,677.4
Intercompany payables	(b)	$343.4	(c)	$556.3		*
Intercompany notes payable	(a)	346.9	(a)	1,330.5		*

		December 31, 2011
(In millions)		Parent		Guarantor		Non-Guarantors
Intercompany receivables		*		*	(c)	$257.7
Intercompany notes receivable		*		*	(a)	1,088.5
Intercompany payables	(b)	$3,270.0	(c)	$2,415.5		*
Intercompany notes payable	(a)	342.9	(a)	1,337.5		*
___________________________
* Not presented

(a)
As of the end of 2012 and 2011, 87.5 and 94.4 percent, respectively, of the notes payable balance on the Guarantor's books were due to Tupperware International Holdings Corporation ("TIHC"), which is a pass-through financing entity that is domiciled in the United States and consolidated as a Non-Guarantor. This entity has no external operations. TIHC accumulates funds through the collection of dividends and advances from other Non-Guarantor entities, generally foreign subsidiaries, and provides these funds to the Guarantor in order for the Guarantor to pay corporate expenses and provide funds, through dividend or advance, to the Parent for the purpose of servicing debt obligations, paying dividends to investors and repurchasing stock. The remaining amounts of notes payable on the Guarantor's books represent amounts due to various other Non-Guarantor entities who have also made advances to the Guarantor to pay corporate expenses and make funds available to the Parent.

As of the end of both 2012 and 2011, the notes payable balances on the Parent's books were entirely due to TIHC. The note payable is primarily due to a 1999 internal restructuring in which TIHC was capitalized with cash and immediately loaned the cash to the Parent.
In 2011, the intercompany notes receivable balance on the Non-Guarantors' books was netted against certain Non-Guarantor intercompany notes payable, based on presentation decisions made at that time. In the second quarter of 2012, the Company refined its process and grossed up the intercompany note receivable and intercompany notes payable. The 2011 balances were not reclassified in the December 29, 2012 Form 10-K. As the 2011 balance sheet will not be presented again, and we do not deem this inconsistency to be material to the consolidated financial statements or to the financial condition of the Guarantor and Parent, the Company does not intend to disclose or revise this inconsistency in future filings.

(b)
In both 2012 and 2011, the short term intercompany accounts payable balances on the Parent's books were virtually all related to amounts due to the Guarantor. The Guarantor owns the "Tupperware" trademarks, service marks and logo formats, as well as some of the Company's molds used to manufacture products at various plants around the world, and charges certain Non-Guarantors for the use of this intellectual property. The funds collected from intercompany transactions, as well as advances from TIHC, are advanced to the Parent for the purpose of servicing debt obligations, paying dividends to investors and repurchasing stock. During 2012, the Guarantor made a return of capital of $854.9 million and paid a dividend of $686.2 million to the Parent, who in return repaid certain of the amounts owed to the Guarantor that served to reduce the outstanding liability.

(c)
In both 2012 and 2011, the majority of the short term intercompany accounts payable balances on the Guarantor's books was due to the Parent Company. As a result of prior borrowings from the Parent, loans were made to the Guarantor, which are due on demand in nature, in order for the Guarantor to fund the Non-Guarantors. When the funds were collected and returned to the Parent, they were recorded as advances to the Parent rather than as a payment of the loans from Parent to Guarantor. These were recorded as intended. However, in 2012, the Company decided to settle these amounts, and both the payable and receivable were reduced accordingly. The other significant amounts recorded in short term payables in 2012 and 2011 were:

i.
$220 million and $300 million, respectively, due to Premiere Products, Inc. ("PPI"), a Non-Guarantor entity. Prior to the Company's spin-off from Premark International, Inc. ("Premark") in 1996, PPI was an entity that earned intercompany income from foreign affiliates and loaned funds to Premark. As part of the spin-off, Premark transferred this payable to the Guarantor.

ii.	$300 million in 2011 was due to Tupperware U.S., a Non-Guarantor entity, for amounts paid on behalf of the Guarantor over several years.

iii.	The remaining short term payables on the Guarantor's books are for various loans to operating entities, combined under the Non-Guarantor column as intercompany short term receivables.

12. We note that the Parent’s Investments in subsidiaries line item declined by $1,278 million as of December 29, 2012 as compared to December 31, 2011. We further note that the Parent recognized $223.8 million in income from equity investments in subsidiaries for fiscal year 2012 and also received a dividend of $131.7 million from the Non-Guarantor subsidiaries and a return of capital of $854.9 million from the Guarantor subsidiary during fiscal year 2012, which leaves a difference of $515.2 million unexplained. Please provide us with a reconciliation of the transactions impacting the Parent’s Investments in subsidiaries line item as of the two balance sheet dates presented.
Response:
Please see the reconciliation of transactions impacting the Parent's investment in subsidiaries line item between December 31, 2011 and December 29, 2012 (in millions):

Investment in Subsidiary, Dec 2011 Balance	$2,695.0
Return of Capital from Guarantor (a)	(854.9)
Dividend from Guarantor (a)	(686.2)
Income from Equity Investment	223.8
Non-cash Changes in Subsidiary: OCI/CTA/Capital	39.9
Dividends Received from Non-Guarantor (b)	(0.6)
Investment in Subsidiary, Dec 2012 Balance	$1,417.0

(Decrease) in Investment in Subsidiary	$(1,278.0)
There are two items the Company would like to explain further within the reconciliation above:

(a)
In the fourth quarter of 2012, the Company made the decision to settle/liquidate certain significant intercompany receivables due to the Guarantor from the Parent. The nature of these receivables is described in the response to comment #11 above. As a result of this transaction, the Guarantor received cash from the Parent in settlement of the intercompany receivable and paid the cash back to the Parent as a return of Capital and as a dividend from the Guarantor. Please reference the Company's response to comment #15 below regarding the necessary reclassification adjustment in the guarantor cash flow statement related to this transaction.

(b)
The Company notes that Staff's comment referred to a dividend from the Non-Guarantors to the Parent of $131.7 million. However, only $0.6 million of that amount was from the Non-Guarantors to Tupperware Brands Corporation, the defined "Parent." In this instance, the Guarantor is actually the parent Company to the majority of the Non-Guarantors. Thus, you will see the remaining $131.1 million as a dividend received amount in our reconciliation of the Guarantor investment in subsidiary in our response to comment #13 below.

13. We note that the Guarantor subsidiary’s Investment in subsidiaries line item increased by $460.4 million as of December 29, 2012 as compared to December 31, 2011. We further note that the Guarantor subsidiary recognized $180.8 million in income from equity investments in subsidiaries for fiscal year 2012 and no capital transactions during fiscal year 2012, which leaves a difference of $279.6 million unexplained. Please provide us with a reconciliation of the transactions impacting the Guarantor subsidiary’s Investments in subsidiaries line item as of the two balance sheet dates presented.

Response:
Please see the reconciliation of transactions impacting the Guarantor's investment in subsidiaries line item between December 31, 2011 and December 29, 2012 (in millions):

Investment in Subsidiary, Dec 2011 Balance	$1,734.6
Income from Equity Investment	180.8
Non-cash Changes in Subsidiary: OCI/CTA/Capital	36.9
Change in Ownership of Subsidiaries (from Parent-owned to Guarantor-owned) (a)	373.8
Dividends Received from Non-Guarantors (b)	(131.1)
Investment in Subsidiary, Dec 2012 Balance	$2,195.0

Increase in Investment in Subsidiary	$460.4

(a)	During 2012, the Company moved certain Non-Guarantor entities from being directly owned by the Parent to being directly owned by the Guarantor. These Non-Guarantor entities had no operations.

(b)	As noted in the Company's response to #12 above, this amount represents the dividends paid by Non-Guarantor entities to their parent company, which in this instance was the Guarantor entity.
14. Please tell us the nature of Other revenue as generated by the Guarantor subsidiary in each period presented, along with a description of the customers.
Response:
The Guarantor owns the "Tupperware" trademarks, service marks and logo formats, as well as some of the Company's molds used to manufacture products at various plants around the world. Other income in the Guarantor financial statements consists of royalty income, related to the "Tupperware" trademarks, and rental income, related to the molds. Royalty income is charged to certain Non-Guarantor domestic and foreign affiliates that license the Guarantor's intellectual property under which they manufacture and sell Tupperware products to external customers. The rental income is charged to our domestic and foreign affiliates for the usage of the molds owned by the Guarantor. All affiliates generating this type of revenue for the Guarantor are 100 percent owned subsidiaries, and the revenue is eliminated in consolidation. We classified these amounts as "Other Revenue" so as not to confuse readers of the financial statements regarding our principal revenue generating operations, which is the sale of Tupperware products and cosmetics and personal care products to external customers.
15. We note positive operating cash flows recorded for either the Parent or Guarantor in each period presented. It is unclear how the Parent was able to generate substantial positive operating cash flows during fiscal years 2011 and 2010 given the absence of any revenue transactions in the fiscal years presented and the lack of dividends from subsidiaries during fiscal years 2011 and 2010. It is also unclear how the Guarantor subsidiary was able to generate substantial positive operating cash flows during fiscal year 2012 given the amount of other revenue transactions and the lack of dividends paid by the Non-Guarantor subsidiaries in each period presented. Please advise and provide us a reconciliation of operating cash flows from net income using the indirect method for the Parent, Guarantor subsidiary and the Non-Guarantor subsidiaries for each period presented. See Article 3-10(i)(8) and (9) of Regulation S-X. Please also address this situation for the March 30, 2013 and June 29, 2013 condensed consolidating cash flow statements on pages 23-24 of the March 30, 2013 Form 10-Q and pages 26-27 of the June 29, 2013 Form 10-Q. We may have further comment.

Response:
Please see the summarized reconciliations of net income to cash flow from operating activities for each of the five periods requested. The reconciliations have been presented related to the amounts as reported in the periods indicated. In each period presented, the Company included changes in intercompany payables and receivables as significant items that impact cash flows from operating activities. During the course of a year, there are significant intercompany transfers of cash between the Parent, Guarantor and Non Guarantors. In some instances, the amounts were considered to be of a long-term nature and treated as loans on the balance sheet, classified as Intercompany Notes Receivable and Payable. These transactions were included in financing activities. The remaining transactions were considered to be of a short-term nature. The Company classified these activities as operating activities, based on the routine nature in which the related transactions occurred and the operational purpose with which the funds would be used, as well as the relationship and primary function of the respective entities. Upon further reflection, the Company has determined that the nature of a majority of the short-term intercompany transactions, in the context of the required guarantor financial information disclosure, makes it more appropriate to view these intercompany transactions as treasury function activities that should be classified as investing and financing activities between the respective entities. There are certain short-term intercompany payables and receivables between Guarantor and Non-Guarantors related to mold rentals and royalties for the "Tupperware" trademarks which remain appropriately classified as operating activities. All transactions were recorded appropriately from a balance sheet and income statement perspective. Only the classification of these transactions on the related cash flow statements require reclassification.
In addition, included in the reconciliation for the 52 weeks ended December 29, 2012 is an amount of $686.2 million that was paid in the fourth quarter of 2012 as a dividend from the Guarantor to the Parent. (See responses to comments #11 and #12 above.) At the time the transaction occurred in 2012, from a cash flow statement perspective, the Company treated the dividend paid by the Guarantor to the Parent as a reduction to the intercompany receivable and not as a dividend. Accordingly, it was included as an outflow from operating activities. The balance sheet appropriately reflected the dividend as a reduction in retained earnings. The Company has now concluded that the Guarantor column in the cash flow statement in 2012 should have disclosed the $686.2 million dividend as a dividend paid to Parent within the financing activities section of the cash flow statement. Consequently, a reclassification adjustment from the operating activities section is necessary. The eliminations column would also reflect the adjustment so that the impact to the respective consolidated cash flow line items from operations and financing activities would not change. As the transaction occurred in the fourth quarter, the only period presenting this reclassification issue is the year ending December 29, 2012 provided in the December 29, 2012 Form 10-K.
The Company assessed the materiality of these items on the previously issued annual and quarterly financial statements in accordance with SEC Staff Accounting Bulletin No. 99 and concluded that the errors were not material to the consolidated financial statements taken as a whole. As such, the Company will revise the statements of cash flows included in the guarantor financial information of future filings to reflect the required classification adjustments in the respective periods that the revised information will be presented. The comparative cash flow statements included in the guarantor financial information in the Quarterly Report on Form 10-Q filed on November 7, 2013 were prepared and filed under the Company's revised approach to classifying the cash flows related to short-term intercompany transactions as investing and financing activities.

	52 Weeks Ended December 29, 2012
(in millions)	Parent	Guarantor	Non-Guarantor	Eliminations	Total
		Reported		Reported
Operating Activities (condensed):
Net income	$193.0	$221.5	$183.1	$(404.6)	$193.0
Non-cash impact of equity investment income	(223.8)	(180.8)	—	404.6	—
Non-cash adjustments to reconcile net income to net cash provided by operating activities	(6.7)	(1.2)	160.1	(13.2)	139.0
Changes in assets and liabilities	110.6	(19.6)	(112.8)	(11.5)	(33.3)
Intercompany	(1,403.9)	1,477.2	(71.9)	(1.4)	—
Dividends received (paid)	686.2	(686.2)	—	—	—
Dividends received	0.6	131.1	—	(131.7)	—
Net cash (used in) provided by operating activities	$(644.0)	$942.0	$158.5	$(157.8)	$298.7

	53 Weeks Ended December 31, 2011
(in millions)	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Operating Activities (condensed):
Net income	$218.3	$255.0	$228.4	$(483.4)	$218.3
Non-cash impact of equity investment income	(260.5)	(222.9)	—	483.4	—
Non-cash adjustments to reconcile net income to net cash provided by operating activities	130.5	(51.2)	93.1	(39.8)	132.6
Changes in assets and liabilities	(49.8)	209.5	(312.0)	76.1	(76.2)
Intercompany	321.9	(434.4)	120.0	(7.5)	—
Dividends received	—	12.0	—	(12.0)	—
Net cash provided by (used in) operating activities	$360.4	$(232.0)	$129.5	$16.8	$274.7

	52 Weeks Ended December 25, 2010
(in millions)	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Operating Activities (condensed):
Net income	$225.6	$259.2	$267.1	$(526.3)	$225.6
Non-cash impact of equity investment income	(253.8)	(272.5)	—	526.3	—
Non-cash adjustments to reconcile net income to net cash provided by operating activities	15.0	11.7	91.0	(20.5)	97.2
Changes in assets and liabilities	(10.7)	7.2	(16.3)	(3.5)	(23.3)
Intercompany	461.2	(447.7)	(42.5)	29.0	—
Dividends received	—	13.2	—	(13.2)	—
Net cash provided by (used in) operating activities	$437.3	$(428.9)	$299.3	$(8.2)	$299.5

	13 Weeks Ended March 30, 2013
(in millions)	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Operating Activities (condensed):
Net income	$58.2	$66.0	$61.9	$(127.9)	$58.2
Non-cash impact of equity investment income	(65.4)	(62.5)	—	127.9	—
Non-cash adjustments to reconcile net income to net cash provided by operating activities	(4.3)	18.1	10.3	(1.6)	22.5
Changes in assets and liabilities	(1.6)	(23.5)	(36.2)	(5.5)	(66.8)
Intercompany	(72.3)	73.6	(1.6)	0.3	—
Dividends received	—	16.4	—	(16.4)	—
Net cash (used in) provided by operating activities	$(85.4)	$88.1	$34.4	$(23.2)	$13.9

	26 Weeks Ended June 29, 2013
(in millions)	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Operating Activities (condensed):
Net income	$134.5	$150.0	$138.0	$(288.0)	$134.5
Non-cash impact of equity investment income	(149.0)	(139.0)	—	288.0	—
Non-cash adjustments to reconcile net income to net cash provided by operating activities	19.1	(16.8)	26.4	1.7	30.4
Changes in assets and liabilities	(40.8)	(28.9)	(42.8)	19.0	(93.5)
Intercompany	(37.1)	34.4	4.3	(1.6)	—
Dividends received	—	27.7	—	(27.7)	—
Net cash (used in) provided by operating activities	$(73.3)	$27.4	$125.9	$(8.6)	$71.4
Item 15. Exhibits, Financial Statement Schedules, page 98
(a)(2) List of Financial Statement Schedules, page 98
16. We note your disclosures on page 29 that approximately 50 percent of the cash held outside the United States was not eligible for repatriation due to the level of past statutory earnings by the foreign unit in which the cash was held or other local restrictions. We further note that $118.7 million of the total $119.8 million cash and cash equivalents is held by foreign subsidiaries. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements. Please explain any restrictions on distributions of dividends and assets and how you considered these restrictions in your analysis.
Response:
The Company has considered the requirements under Article 5-04 of Regulation S-X and Staff Accounting Bulletin Topic 6.K.2.a Question 2 that only third party restrictions should be considered in the computation of restricted net assets of subsidiaries and that restrictions on subsidiary net assets imposed by management are not included.  As of the end of 2012, the Company had significant cash held in three countries that was subject to external restrictions, as these countries had laws that restricted the timing of dividends, which is why they were reported as not being eligible for repatriation. These countries also have foreign exchange controls which prevented these units from being able to make loans.
The largest component of such net assets related to Venezuela, for which there are certain limitations on the ability to convert bolivars to U.S. dollars and the transfer of U.S. dollars outside Venezuela. However, there are no such restrictions on the ability to remit dividends or to transfer cash to the parent that is denominated in bolivars - albeit this would have limited value to the Company. We believe that the inability to transfer U.S. dollars out of Venezuela is an important “economic restriction,” analogous to situations in which a company discloses they hold cash overseas because of the economic restrictions of repatriation (tax implications). While we do not believe these economic restrictions represent legal restrictions as contemplated by Rule 4-08(e)(3) of Regulation S-X, inclusion of such assets in the Company’s analysis would not result in a level of restricted net assets exceeding the 25 percent threshold as defined by the requirements under Article 5-04 of Regulation S-X to provide condensed parent-only financial statements.  The related amount of net monetary assets and related cash denominated in Venezuelan bolivars was disclosed within Management’s Discussion and Analysis in the December 29, 2012 10-K.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer